Exhibit 12
                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                          Three Months       Nine Months
                                      Ended September 30, Ended September 30,
                                          2005     2004      2005      2004

Earnings (loss):
 Earnings (loss) before income taxes     $(161)    $ (225)  $(291)  $(420)

 Add:  Total fixed charges (per below)     399        372   1,150   1,112


 Less:  Interest capitalized                12         20      58      56

   Total earnings (loss) before
    income taxes                          $226      $ 127    $801    $636


Fixed charges:
 Interest, including interest capitalized $180      $ 164    $521    $486


 Portion of rental expense
  representative of the interest factor    216       205      621     618


 Amortization of debt expense                3         3        8       8
    Total fixed charges                   $399     $ 372   $1,150  $1,112

 Coverage deficiency                      $173      $245     $349    $476


Note: As   of   September  30,  2005,  American   has   guaranteed
      approximately $1.3 billion of AMR's unsecured debt and approximately $428 million of AMR Eagle's secured debt. The impact of these unconditional guarantees is not included in the above computation.